SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Filing with the U.S.SEC on March 31 2014.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Filing with the U.S. Securities and Exchange Commission

Zug, Switzerland - 31 March 2014 - Coca-Cola HBC AG ("Coca-Cola HBC" or the "Company" and, together with its subsidiaries, the "Coca-Cola HBC Group") announces that it has filed with the United States Securities and Exchange Commission ("SEC") on 31 March 2014 an Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which includes the audited consolidated financial statements of the Coca-Cola HBC Group for the fiscal year ended 31 December 2013 (the "Annual Report on Form 20-F").

The Annual Report on Form 20-F is available on the SEC's website at:
http://www.sec.gov/Archives/edgar/data/1558633/000104746914003213/a2219211z20-f.htm as well as on the Company's website at:
http://www.coca-colahellenic.com/investorrelations/annualreports/

Upon the request of any interested shareholder, the Company will make available, free of charge, a hard copy of the Annual Report on Form 20-F.

The Annual Report on Form 20-F includes the opinions of the Company's management and of its independent registered public accounting firm for purposes of United States securities law reporting, PricewaterhouseCoopers S.A., on the effectiveness of Coca-Cola HBC's internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act. Coca-Cola HBC is pleased to announce that its management has concluded that the Company's internal controls over financial reporting were in all material respects effective as at 31 December 2013.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBChas a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development